UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TMSF HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

88874S106
(CUSIP Number)

Albert Asatoorian
Stubbs, Alderton Markiles, LLP
15260 Ventura Blvd., 20th Floor, CA91403
(818) 444-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2007
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)
(Page 1 of 6)

_________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8874S106	Page 2 of 6

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Raymond Eshaghian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (see Instructions)
OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
NUMBER OF		9,114,350
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		9,114,350
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING		9,114,350
PERSON WITH	10	SHARED DISPOSITIVE POWER
		9,114,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,114,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61%(1)
14	TYPE OF REPORTING PERSON (see Instructions)
IN

(1)     Based on the total number of shares of common stock outstanding (15,000,000), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 8874S106	Page 3 of 6

SCHEDULE 13D

        This Amendment No. 2 to Schedule 13D amends and supplements certain Items of Schedule 13D, and Amendment No. 1 to Schedule 13D previously filed by Raymond Eshaghian (collectively, the “Schedules 13D’s”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of TMSF Holdings, Inc., a Delaware corporation (the “Issuer”). Except as disclosed herein there has been no change in the information previously reported on Schedule 13D’s.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby restated in its entirety as follows:

        Reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby restated in its entirety as follows:

        Raymond Eshaghian, Massoud Yashouafar, Solyman Yashouafar, H. Joseph Nourmand and Doris Nourmand (collectively, the “Participants”) have agreed to contribute 13,944,100 shares of the Common Stock held by them (representing approximately 93% of the currently outstanding shares of common stock of the Issuer) to TMSF Merger Corporation, a Delaware corporation formed and controlled by the Participants for the purpose of holding the Participants’ current shares of the Issuer and merging with the Issuer (“TMSF Parent”).

        In return for the contribution of their Common Stock to TMSF Parent, the Participants will receive shares of TMSF Parent pursuant to a written agreement executed as of October 3, 2007 (the “Contribution Agreement”). The Contribution Agreement is attached hereto as Exhibit 1, and any description thereof is qualified in its entirety by reference thereto. The contribution of shares will be made in connection with a merger pursuant to which (i) TMSF Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of TMSF Parent, the Issuer, and any public stockholders who have properly perfected their dissenters’ statutory appraisal rights under the Delaware General Corporate Law (“DGCL”)) will be converted into the right to receive $0.45 in cash and (ii) each share of TMSF Parent’s capital stock issued and outstanding immediately prior to the proposed merger will be converted into one share of the common stock of the Issuer (the “Proposed Transaction”). Consummation of the Proposed Transaction will result in the Participants owning all of the outstanding equity interests of the Issuer. The total amount of funds required by TMSF Parent to pay the merger consideration to all unaffiliated stockholders of Issuer, is estimated to be approximately $472,500. TMSF Parent will obtain the necessary funds from Participants in the form of an unsecured loan that will bear interest at a rate of LIBOR and will become due and payable at the end of one year. At present, no plans or arrangements have been made by TMSF Parent or Participants with respect to the repayment or the refinancing of this loan.

CUSIP No. 8874S106	Page 4 of 6

SCHEDULE 13D

        Upon the contribution of Common Stock to TMSF Parent by the Participants, TMSF Parent will execute and file a Certificate of Ownership and Merger (the “Certificate”) with the Secretary of State of Delaware pursuant to which TMSF Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of TMSF Parent, the Issuer, and any public stockholders who have properly perfected their dissenters’ statutory appraisal rights under the DGCL) will be converted into the right to receive $0.45 in cash. The form of the Certificate is attached hereto as Exhibit 2, and any description thereof is qualified in its entirety by reference thereto. Under the DGCL, because TMSF Parent will hold over 90% of the Common Stock, TMSF Parent will have the power to execute and file the Certificate and effect the transactions contemplated thereby without a vote of the Issuer’s board of directors or its stockholders.

        The Proposed Transaction, if consummated, contemplates that the Issuer will be the surviving corporation and that the Participants will own all of the outstanding equity interests of the Issuer. The Participants intend to cause the Issuer to terminate the registration of the Common Stock under Section 12(g) of the Act. In addition, the Participants intend to cause the Common Stock of the Issuer to cease to be quoted on the pink sheets. Except as set forth herein, the reporting persons have no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby restated in its entirety as follows:

        Reference is made to the disclosure set forth under Items 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

        Raymond Eshaghian: Mr. Eshaghian beneficially owns, and has the sole power to vote and the sole power to dispose of, an aggregate of 9,114,350 shares of Common Stock of TMSF Holdings, Inc. which represents 61% of the outstanding shares of Common Stock. The percentage is based on 15,000,000 shares of Common Stock outstanding on August 20, 2007.

        Mr. Eshaghian has not effected any transactions in the shares of Common Stock since the most recent filing on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby restated in its entirety as follows:

        As described in Item 4, the Participants have agreed to contribute shares of the Common Stock to TMSF Parent in return for an ownership interest in TMSF Parent pursuant to the Contribution Agreement. Further, as described in Item 4, TMSF Parent will execute and file the Certificate pursuant to which TMSF Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of TMSF Parent, the Issuer, and any public stockholders who have properly perfected their dissenters’ statutory appraisal rights under the DGCL) will be converted into the right to receive $0.45 in cash.

CUSIP No. 8874S106	Page 5 of 6

SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby restated in its entirety as follows:

Exhibit No.
1	Contribution Agreement dated October 3, 2007.
2	Form of Certificate of Ownership and Merger.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

/s/ Raymond Eshaghian
Raymond Eshaghian, an individual
Dated: October 3, 2007

CUSIP No. 8874S106	Page 6 of 6

SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.
1	Contribution Agreement dated October 3, 2007.
2	Form of Certificate of Ownership and Merger.